

December 29, 2011

<u>Via E-mail</u>
Mr. Robert G. Jones
President and Chief Executive Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

  Re: **Old National Bancorp**
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 25, 2011
    Form 10-Q for the Fiscal Quarter Ended September 30, 2011
    Filed November 8, 2011
    File No. 001-15817

Dear Mr. Jones:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Part II</u>

<u>Item 9A. Controls and Procedures</u>

<u>Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures</u>

Evaluation of disclosure controls and procedures, page 110

1.   We note your statement that Old National's disclosure controls and procedures "as
        defined in Exchange Act Rule 13a-15(c)" are effective. Please note that the definition of
        disclosure controls and procedures is in subsection (e) of Rule 13a-15, and revise your
        future filings accordingly. In addition, in your supplemental response, please confirm, if
        true, that your disclosure controls and procedures for the relevant periods met all of the
        requirements of Rule 13a-15(e). This comment also applies to your quarterly reports on
        Forms 10-Q for the periods ended March 31, June 30 and September 30, 2011.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Part I. Financial Information

Item 1. Financial Statements

Notes to Consolidated Financial Statements (unaudited)

Note 8 – Finance Receivables and Allowance for Credit Losses, page 30

2.   Please expand the disclosure in future filings to address the requirements of ASC 310-10-
        50-33 & 34.

3.   We note that TDRs declined from $10.0 million at December 31, 2009 to $4.8 million at
        December 31, 2010 and then rose to $9.4 million at September 30, 2011. Please provide
        us with, and revise future filings to include, an expanded discussion of your policy for
        removing TDRs from your impaired loan disclosures and tell us how your policy meets
        the criteria set forth in ASC 310-40-50-2. Where appropriate, disclose how you
        determined that the TDRs were modified at market rates. Discuss how your policy
        considers the requirements of ASC 310-10-35-25, 35-26 and 310-35-37 regarding
        measurement of subsequent impairment. Finally, please include a roll forward of the
        activity within your TDR loans for each period presented.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 56

General

4.   We note the amount of loan sales you made in each of the periods presented in your Form
        10-K for the period ended December 31, 2010 and through September 30, 2011. Please
        provide us with, and revise future filings to include, an expanded discussion of the types
        of loans sold, the channels used to sell them, the types of representations and warranties
        made by you in those sales and tell us whether or not you have had any sold loans put
        back to you for repurchase.

Results of Operations – Provision for Loan Losses, page 59

5.   Please tell us, and expand your disclosure in future filings to address in detail, the changing portfolio mix and improved risk profile which resulted in the decline in the provision for loan losses for the three and nine month periods ended September 30, 2011 vs. the three and nine month periods ended September 30, 2010. In this regard, your disclosure states that the provision for the three and nine months ended September 30, 2011 was a credit of $0.1 million and a charge of $6.4 million compared to a provision of $6.4 million and $23.7 million for the nine month periods ended September 30, 2010. Also, address the disclosure appearing in Note 21 Fair Value that you recorded $10.3 million in provision expense for collateral dependent impaired loans for the nine months ended September 30, 2011.

Risk Management

Credit Risk – Asset Quality, pages 68-69

6.   We note the increase in nonaccrual loans from $70,945 at December 31, 2010 to $323,820 at September 30, 2011 which appears to be primarily due to increases in commercial and commercial real estate loans as a result of the Monroe Bancorp acquisition. Also, we note impaired loans rose from $53,321 at December 31, 2010 to $81,694 at September 30, 2011, apparently due to increases in commercial and commercial real estate – other loans and that that the allowance declined 9.81% from $72,309 at December 31, 2011 to $65,219 at September 30, 2011. Please tell us and expand your disclosure in future filings to comprehensively bridge the gap between your non-performing and impaired loans coupled with the overall decline in your allowance for loan losses. For example, in light of your recent acquisitions, discuss the general relationship between your non-performing and impaired loans and the allowance for loan losses and how you measure impairment on your impaired loans. Link this information to the decrease in your allowance for loan losses, including the extent to which your impaired loans are collateralized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Paul Cline, Staff Accountant, at (202) 551-3851. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney